Mail Stop 4561

August 25, 2008

VIA USMAIL and FAX (641) 472 - 7320

Mr. Peter Lamoureux
Director, President, and Treasurer
The Everest Fund, L.P.
1100 North 4th Street, Suite 143
Fairfield, Iowa 52556

> **Re: The Everest Fund, L.P.**
> **Form 10-K for the Year Ended December 31, 2007**
> **File Nos. 000-17555**

Dear Mr. Peter Lamoureux:

We have reviewed your response letter dated August 19, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K/A FILED ON AUGUST 19, 2008

Item 9A – Controls And Procedures

1.   We have reviewed your amendment and note your response indicating that management has performed and completed its report on internal control over financial reporting. Your revised disclosures does not comply with all aspects of Item 308T(a) of Regulation S-K. Please revise your disclosures to provide the following:

- A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting.
- A statement identifying the framework used by management to evaluate the effectiveness of the internal control over financial reporting.   Please note that Sarbanes-Oxley Section 404 represents the legislation that requires management assessment of internal control and not the framework on which management's evaluation of internal control over financial reporting should be based.

- A statement as to whether or not internal control over financial reporting is effective.
- A statement in substantially the following form: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report."

2.   We note that in your amended 10-K your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and <u>reported</u> within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

* * * *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief